

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2015

<u>Via E-mail</u>
Barry Underhill
President
Fortuneswell Corporation
3414 Pino Drive
Las Vegas, NV 89121

> **Re:** **Fortuneswell Corporation**
> **Registration Statement on Form S-1**
> **Filed February 13, 2015**
> **File No. 333-202072**

Dear Mr. Underhill:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Coverpage</u>

1. We note your disclosure that your sole officer and director, Barry Underhill, plans to act as your "non-exclusive" sales agent and best efforts underwriter for this offering. However, on page 19, you disclose that Underhill Securities Corp. will act as your "non-exclusive" sales agent and best efforts underwriter for this offering.

    *   Please reconcile this disclosure;
    *   Please provide a brief description of your intention to engage other "sales agents" in connection with this offering; and
    *   Please discuss Mr. Underhill's affiliation with Underhill Securities Corp.

2. Please note that the prospectus cover page should not exceed one page. Refer to Item 501(b) of Regulation S-K.

3. We note your disclosure that the amount of deposited funds available for distribution from the trust will exclude the 8% sales agent fee payable to Underhill Securities Corp. However, pursuant to Rule 419(b)(i), no deductions "may be made for underwriting commission, underwriting expenses or dealer allowances payable to an affiliate of the registrant." Please provide us with your analysis of Underhill Securities Corp.'s relationship with Mr. Underhill and the registrant.

Summary Information and Risk Factors, page 6

4. We note your disclosure on the Coverpage that the trust funds will be placed in a trust account at Wells Fargo. However, here you state that Underhill Securities Corp. is acting as Trustee for this account. Please tell us whether you intend to deposit the trust funds pursuant to Rule 419(b)(i)(A) or Rule 419(b)(i)(B).

5. We note your disclosure in the second paragraph that the deposited securities may not be traded or transferred. However, Rule 419(b)(3)(ii) provides specific exceptions where deposited securities may be transferred. Please reconcile.

The Company, page 7

Business Overview, page 7

6. We note your disclosure that Mr. Underhill is "bound thereby by Rule 419 as it relates to sales of his shares." Please provide a brief description of the limitations on sales by Mr. Underhill imposed by Rule 419.

7. Please revise the par value of Mr. Underhill's shares. According to your Articles of Incorporation, the par value of your common stock is $0.001.

Risk Factors, page 11

Mr. Underhill may not pay all expenses of the offering…, page 12

8. We note your reference to the company's business plan in this risk factor. Given that this is a blank check offering, please delete this reference to a business plan or explain what you mean by this term.

The Shares eligible for future sale may increase the supply of shares…, page 15

9. This risk factor appears to only address the shares held by Mr. Underhill, but does not address the other 63 million of authorized but unissued shares that the company will have available after this offering. Please revise to address the risks posed by these authorized but unissued shares.

Barry Underhill
Fortuneswell Corporation
March 6, 2015
Page 3

Plan of Distribution, page 19

    10. Please file a copy of your Subscription Agreement pursuant to Item 601(b)(10).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Acquisition of Opportunities, page 28

    11. We note your disclosure that Mr. Underhill may actively negotiate for the acquisition of his shares in connection a proposed transaction. Please clarify whether there are any limitations on Mr. Underhill's ability to consider his own interests while seeking or negotiating a proposed transaction. Please include appropriate risk factor disclosure regarding this potential conflict of interests.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 29

    12. We note your disclosure that Sam Kan & Company is your independent accountant, but we note that MaloneBailey issued an audit report in connection with this offering. Please reconcile.

Background of Directors, Executive Officers, Promoter and Control Persons, page 30

    13. Please revise Mr. Underhill's biography to describe his business experience during the past five years pursuant to Item 401(e)(1) of Regulation S-K. In addition, please disclose any other directorships held during the past five years in a public company.

    14. Please disclose whether Mr. Underhill has been involved in any of the legal proceedings listed in Item 401(f) of Regulation S-K during the past ten years.

Exhibits

    15. Please file all exhibits listed in your exhibit index. We note that your Subscription Agreement, Sales Agent Agreement and Oral Agreement Summary are listed as exhibits but have not yet been filed. Moreover, each exhibit should be filed under its own sequential exhibit number (e.g., 99.1, 99.2, 99.3 etc.).

Exhibit 5.1

    16. Please revise the par value in the first paragraph.

17. Counsel must opine on the corporate law of the jurisdiction of incorporation of the registrant and may not exclude that state's securities laws, rules and regulations. Please revise to remove these limitations from your opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director